September 28, 2020

Via EDGAR
United States Securities and Exchange Commission,
Division of Corporation Finance,
Office of Manufacturing,
100 F Street N.E.,
Washington, D.C. 20549.

Attention:	Sergio Chinos, Staff Attorney Geoffrey Kruczek, Staff Attorney

Re:	Fiat Chrysler Automobiles N.V. Registration Statement on Form F-4 File No. 333-240094
Dear Mr. Chinos and Mr. Kruczek:
On behalf of our client, Fiat Chrysler Automobiles N.V. (the “Registrant”) to be renamed Stellantis N.V. following completion of the pending merger with Peugeot S.A. (“PSA”), we are writing to respond to the letter, dated August 19, 2020 (the “Comment Letter”), from the Staff of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced registration statement on Form F-4 (the “Registration Statement”) filed on July 24, 2020. Concurrently with the submission of this letter, the Registrant has filed Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”). The Registrant has supplementally provided a marked copy of the Amended Registration Statement against the July 24, 2020 filing to facilitate the Staff’s review.
The Registrant appreciates the Staff’s review of the Registration Statement and looks forward to working with the Staff to resolve the Staff’s comments. For the Staff’s convenience, the Registrant has reproduced each of the Staff’s comments below in bold and provided its

U.S. Securities and Exchange Commission
September 28, 2020

responses below each comment. Capitalized terms that are in this letter but not defined herein have the meanings assigned to them in the Amended Registration Statement.
In addition to the responses to the Staff’s comments, the Amended Registration Statement includes changes made in response to comments received from the Dutch Autoriteit Financiele Markten on the EU prospectus relating to Stellantis’ listing on Euronext which has substantially the same content as the Amended Registration Statement. The Amended Registration Statement also includes updates to the information in the prospectus previously filed. In response to certain comments, the Registrant has agreed to change or supplement the disclosures in the Registration Statement. It is doing so in order to address the Staff’s views in a constructive manner and not because the Registrant believes its previous submissions or other public disclosures were deficient or inaccurate in any respect. Accordingly, any changes reflected in the Amended Registration Statement, or any changes implemented in future filings, should not be taken as an admission that prior disclosures were in any way deficient or inaccurate.
The Registrant has also indicated in certain of its responses that it believes no change in disclosure is appropriate, and this response letter seeks to explain the reasons for this view. The Registrant understands that the Staff’s comments, even where the Staff requests or suggests a disclosure change, are based on the Staff’s understanding of information available to it, which may be less complete than the information available to the Registrant. Accordingly, the Registrant understands that those Staff comments may be withdrawn or modified based on the additional explanation or information provided by the Registrant.
As a result of changes to the Registration Statement, some page references in the Amended Registration Statement have changed from those in the Registration Statement as originally submitted. The page references in the Comment Letter refer to page numbers in the Registration Statement as initially submitted, while the page numbers in the Registrant’s responses refer to page numbers in the Amended Registration Statement.
General
1.Please limit your prospectus cover page to one page. Please see Item 501(b) of Regulation S-K.
Response:
In response to the Staff’s comment, the Registrant has amended the cover page of the prospectus in the Amended Registration Statement.

U.S. Securities and Exchange Commission
September 28, 2020

Background to the Merger, page 54
2.Please revise to disclose in greater detail the negotiations regarding the material terms, such as the amount of the pre-merger distributions to shareholders of each company, the exchange ratio, and the termination fees. Include in your revisions the consideration proposed by each party and any counter proposals.
Response:
In response to the Staff’s comment, the Registrant has supplemented the disclosure on pages 58 to 64 in the Amended Registration Statement.
Unaudited Pro Forma Condensed Combined Financial Information, page 190
3.On page F-1, you disclose that FCA will continue to work on the separation of its holding in Comau, which will be separated promptly following closing. Additionally, each company intends to distribute a €1.1 billion ordinary dividend in 2020 related to fiscal year 2019, subject to approval by each company’s Board of Directors and shareholder. Revise to include pro forma adjustments to reflect these transactions or disclose why pro forma adjustments were not necessary.
Response:
In preparing the Registration Statement, the Registrant considered whether such events are directly attributable to the merger and factually supportable, such that they should be included in pro forma adjustments as required by Article 11 of regulation S-X.
The consummation of the merger does not depend on the separation of Comau. Despite the inclusion of the Comau separation in the combination agreement, the combination agreement provides that the Comau separation will only be completed after the closing of the merger. As such, the Comau separation remains subject to approval by the Board of Stellantis, which has not yet been appointed. Therefore, the Registrant has concluded that the separation of Comau is not directly attributable to the merger. Further, the Registrant has considered whether the separation of Comau represents the disposal of a significant subsidiary. Comau represents less than 10% of Stellantis when applying the investment, income and asset tests outlined in S-X Rule 1-02(w), and is therefore, not considered a significant subsidiary. As a result, the Comau separation has not been reflected in the pro forma financial information.
Regarding the payment of €1.1 billion ordinary dividends in 2020 by the Registrant and PSA, the Registrant respectfully notes that as disclosed on pages 17 and 96 of the

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September 28, 2020

Registration Statement, in light of the impact from the COVID-19 crisis, both the Registrant and PSA decided that no ordinary dividend would be paid in 2020 relating to the fiscal year 2019. Therefore, the Registrant does not believe that payment of the €1.1 billion ordinary dividends in 2020, which are not factually supportable, should be reflected as pro forma adjustments.
The Registrant has revised the disclosure on page 229 of the Amended Registration Statement to indicate that such pro forma adjustments have not been included for the reasons noted above.
Consolidated Companies
Business combinations: Acquisition of Clarion by Faurecia, page F-21
4.We note your disclosure that the “business combination was accounted for provisionally at December 31, 2019 as the fair values assigned to the identifiable assets acquired and liabilities assumed and the related goodwill may be amended within the one-year period following the March 2019 acquisition date.” Please revise your disclosure to indicate if you have determined that a material adjustment will be, or has been, made to the provisional accounting in fiscal 2020.
Response:
The Registrant confirms that the Clarion purchase accounting was completed in the first half of fiscal year 2020 and that the final purchase accounting did not result in any material adjustments compared to the provisional purchase accounting recorded as of December 31, 2019. The Registrant respectfully submits that this is disclosed in Note 7 “Goodwill” to the PSA Condensed Interim Consolidated Financial Statements at June 30, 2020 included in the accompanying Amended Registration Statement.
Note 5.1. Revenue
Accounting Policies, Manufacturing and sales companies
Automotive segment, page F-32
5.On page 132, you disclose PSA sells its vehicles to both fleet and retail customers through independent dealers and its network of wholly owned dealers and subsidiaries. In FCA’s Form 20-F, which is incorporated by reference, FCA discloses certain fleet sales are accounted for as operating leases and are included in vehicle sales. Please tell us and disclose if there are material differences in the timing

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September 28, 2020

or measurement of revenue relating to PSA’s fleet customers. In this regard, confirm if the buyback commitment policy applies to your fleet and/or retail customers and provide further context for these arrangements, including the accounting guidance considered for this policy.
Response:
In PSA’s operations, sales with a buyback commitment may apply to fleet (for example, sales to rental car companies, government entities, and corporations) and also to certain retail customers. The buyback commitment may take the form of a forward or a put option for the customer. These sales with a buyback clause are not accounted for in revenue on delivery of the vehicle in the PSA Consolidated Financial Statements but as operating lease when it is probable that the vehicle, because of a significant economic incentive, will be bought back. We respectfully submit that this policy is disclosed in the PSA Consolidated Financial Statements on pages F-32 and F-33 of the Registration Statement, based on the accounting guidance provided in IFRS 15, paragraphs B70-76.
In FCA’s operations, sales to customers with a buyback clause that is either a forward repurchase obligation or put option that is probable of being bought back are also accounted for as operating leases as described in the discussion of “Revenue Recognition” on page 134 of FCA’s 2019 Form 20-F incorporated by reference, in accordance with the accounting guidance provided in IFRS 15, paragraphs B70-76. Such buyback clauses apply to certain fleet shipments as, generally, FCA has no buyback commitments on retail shipments.
Accordingly, the timing and measurement of revenue recognition relating to buyback commitments is consistent between PSA and FCA.
Exhibits
6.Please file a revised Exhibit 8.5 that includes counsel’s consent to the use of its name in the registration statement.
Response:
In response to the Staff’s comment, the Registrant has filed an amended form of Exhibit 8.5 with the Amended Registration Statement.

U.S. Securities and Exchange Commission
September 28, 2020

7.Please advise how you determined that the jurisdictional statements in paragraph 4.4 of Exhibit 8.1 and the last paragraphs of Exhibits 8.2 and 8.4 are appropriate and enforceable, including with respect to claims arising under the federal securities laws. Also, the disclaimer of liability in paragraph 4.6 of Exhibit 8.1 appears inappropriate. Please file a revised opinion.
Response:
In response to the Staff’s comment, the Registrant has filed amended forms of Exhibit 8.1, 8.2 and 8.4 opinions with the Amended Registration Statement. Such forms of opinion, as revised, include language consistent with opinions previously issued by non-U.S. counsel and filed with the Commission as exhibits to recent registration statements under the U.S. Securities Act of 1933, as amended (the “Securities Act”).
With respect to paragraph 4.6 of Exhibit 8.1, the Registrant is advised by Loyens & Loeff N.V. that the purpose of such language is not to limit the liability of Loyens & Loeff N.V., but rather, consistent with Dutch law and customary practice, to make clear that Loyens & Loeff N.V., as the firm rendering the opinion, is the entity that would bear any liability in relation to the opinion, rather than the individual employees of Loyens & Loeff N.V. (whether or not providing services for and on behalf of Loyens & Loeff N.V. by using a legal entity) that are involved in the preparation of the opinion letter.

U.S. Securities and Exchange Commission
September 28, 2020

* * *
Any questions or comments with respect to the Amended Registration Statement may be communicated to the undersigned (tel: 212-558-3109 or email: millersc@sullcrom.com).
Very truly yours,
/s/ Scott Miller
Scott D. Miller
cc: Charles Eastman
Melissa Raminpour
(U.S. Securities and Exchange Commission)

Richard K. Palmer
Giorgio Fossati
(Fiat Chrysler Automobiles N.V.)

Philippe de Rovira
Mark Rollinger
(Peugeot S.A.)

George Stephanakis
(Cravath, Swaine & Moore LLP)